Exhibit 99.1

Hywin Holdings Announces Unaudited Financial Results for the First Half of Fiscal Year 2023

Transaction value and net revenue sustained growing momentum despite volatile market

AUM increased by 114.3% as Hywin’s EAM business demonstrated its attractiveness to ultra-HNW clients

SHANGHAI, China, March 23, 2023 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin” or the "Company") (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced its unaudited financial results for the first half of fiscal year 2023 ended December 31, 2022.

First Half of Fiscal Year 2023 Highlights

•	Total revenues increased by 17.6% to RMB1,036.0 million (US$148.8 million) from RMB881.3 million in the same period of 2021, primarily due to an increase in transaction value of the products distributed on the Company’s platform.

o	Aggregate transaction value of wealth management products distributed on the Company’s platform increased by 6.9% to RMB40.1 billion from RMB37.5 billion in the same period of 2021, mainly attributable to an increase of transaction value in asset-backed products.

•	Income from operations increased by 15.5% to RMB102.1 million (US$14.7 million) from RMB88.4 million in the same period of 2021, attributable to the increase in net revenue and improved operating efficiency.

•	Net revenues from asset management business increased by 79.4% to RMB16.2 million (US$2.3 million) from RMB9.0 million in the same period of 2021, primarily due to an increase in assets under management.

o	Assets under management for asset management business increased by 114.3% to RMB7,013.4 million as of December 31, 2022, from RMB3,272.8 million as of December 31, 2021.

•	Number of clients[1] increased by 8.7% to 146,418 as of December 31, 2022 from 134,656 as of December 31, 2021.

•	Number of active clients[2] increased by 3.9% to 36,742 in the six months ended December 31, 2022 from 35,366 in the same period of 2021.

•	Strong nationwide coverage: We maintained a strong, nationwide footprint with 1,738 relationship managers and 177 wealth planning centers across 88 cities in China as of December 31, 2022.

1 Clients are those who had conducted at least one transaction with the Company.

2 Active clients are those who purchased products distributed by the Company during the specified period or those who maintained as holders of the Company’s products within the given period.

	6 months ended,	6 months ended,	6 months ended,
	12/31/2021	12/31/2022	12/31/2022
	RMB'000	RMB'000	USD'000	Change
Total Revenues	881,256	1,035,984	148,833	17.6%
Income from Operations	88,390	102,059	14,662	15.5%
Net Income	70,362	70,582	10,140	0.3%

Assets Under Management	3,272,810	7,013,429	1,007,011	114.3%

Hywin Health

•	Our new Hywin Health business segment comprises Beijing iLife 3 Technology Co., Ltd. and Sincerity and Compassion Health Management Center, which we acquired during this reporting period, as well as Grand Doctor Medical Co., Ltd., which we acquired in January 2022.

•	In light of these acquisitions, Hywin Health currently operates 5 high-end clinics in Shanghai, Beijing, Chengdu and Chongqing. Hywin Health’s business model comprises (i) high-end medical examination services and (ii) health management services.

•	During the reporting period, we were in initial phase of integrating Hywin Health into our existing operations and transforming the business model of Hywin Health.

•	Number of Hywin Health clients[3] was 28,763 as of December 31, 2022.

•	Number of medical examination visits was 4,936, which generated revenue of RMB12.4 million in the first half of fiscal year 2023.

•	Number of health management service clients was 1,178, which generated revenue of RMB25.9 million in the first half of fiscal year 2023.

•	Net revenues were RMB38.3 million (US$5.5 million) in the first half of fiscal year 2023.

•	Net loss was RMB24.2 million (US$3.5 million) in the first half of fiscal year 2023.

3 Clients are those who have used our health management services at least once.

A summary of the operating results of Hywin Health’s business segment is as follow:

	6 months ended,	6 months ended,
	12/31/2022	12/31/2022
	RMB’000	USD’000
Net Revenues	38,304	5,503

Operating Costs and Expenses
-Hywin Health costs	(26,152)	(3,757)
-Sales and marketing expenses	(9,395)	(1,350)
-General and administrative expenses	(26,320)	(3,781)
Other (expenses)/income	(634)	(91)
Net Loss	(24,197)	(3,476)

Ms. Wang Dian, Chief Executive Officer and Director of Hywin, commented, “We are encouraged by Hywin Wealth’s solid performance and strong financial and operational results in the first half of fiscal year 2023, which demonstrated its resilience in the face of macro uncertainties and softening capital markets, as well as COVID-19-related challenges in China through the end of 2022. Meanwhile, we continued to make strong progress on a number of fronts during this period. Hywin Wealth's total client base increased by 8.7% year-on-year to 146,418 as of the end of the first half of fiscal year 2023, a record high, and the repeat investment rate from existing clients remained high at 80.5%. As for Hywin Health, net revenues in the first half of fiscal year 2023 were RMB38.3 million. Leveraging the unique strengths of our dual-platform business model and our proactive responses to evolving customer demands, supported by our strategic product sourcing capabilities, differentiated services and advanced digital infrastructures, our efforts are bearing fruit. We are confident that we will unlock further growth potential as we continue to execute our strategies.”

Mr. Lawrence Lok, Chief Financial Officer of Hywin, stated, “This reporting period demonstrated resilient revenue growth, improved net income, strong cost control, and strong liquidity position. It is encouraging to see impressive top-line growth, with revenue increasing by 17.6% year-on-year to RMB1,036.0 million in the first half of FY2023, despite a slight decrease of 0.1% in overall operating margin to 9.9% after factoring in results from Hywin Health. Hywin Health comprises all of our health management-related strategic acquisitions completed last year. Hywin Health’s operating loss was RMB23.6 million in this period, as we were in the initial stage of integrating and transforming our health businesses. Excluding this, the operating margin of Hywin Wealth was 12.6%, up 2.6% compared to the same period of fiscal year 2022. We exhibited strong cost control capabilities and focused on profitability. Our disciplined execution also enabled us to balance between achieving business growth and managing macro risks. We will continue to improve operational efficiency while seeking new clients and new business opportunities going forward.”

First Half of Fiscal Year 2023 Financial Results

Net Revenues

Total net revenues in the six months ended December 31, 2022 increased by 17.6% to RMB1,036.0 million (US$148.8 million) from RMB881.3 million in the same period of 2021.

•	Net revenues from wealth management services in the six months ended December 31, 2022 increased by 13.4% to RMB970.2 million (US$139.4 million) from RMB855.4 million in the same period of 2021, in line with our increase in transaction value.

•	Net revenues from asset management services in the six months ended December 31, 2022 increased by 79.4% to RMB16.2 million (US$2.3 million) from RMB9.0 million in the same period of 2021, primarily due to an increase in assets under management.

•	Net revenues from health management services in the six months ended December 31, 2022 were RMB38.3 million (US$5.5 million).

Operating Costs and Expenses

Total operating costs and expenses in the six months ended December 31, 2022 increased by 17.8% to RMB933.9 million (US$134.2 million) from RMB792.9 million in the same period of 2021, in line with our increase in net revenues.

•	Cost of compensation and benefits in the six months ended December 31, 2022 increased by 16.6% to RMB576.2 million (US$82.8 million) from RMB494.1 million in the same period of 2021, in line with the increases in the number of relationship managers and transaction value.

o	Cost related to Hywin Health business segment in the six months ended December 31, 2022 was RMB26.2 million (US$3.8 million).

•	Sales and marketing expenses in the six months ended December 31, 2022 increased by 4.8% to RMB182.6 million (US$26.2 million) from RMB174.2 million in the same period of 2021, due to increased marketing and sales activities, including new marketing and sales activities relating to health management services.

•	General and administrative expenses in the six months ended December 31, 2022 increased by 21.4% to RMB146.2 million (US$21.0 million) from RMB120.5 million in the same period of 2021, primarily due to increased personnel expenses in research, investment and financial advisory, as well as new expenses related to health management services.

Income from Operations

As a result of the foregoing, income from operations in the six months ended December 31, 2022 increased by 15.5% to RMB102.1 million (US$14.7 million) from RMB88.4 million in the same period of 2021.

Net Income

Net income in the six months ended December 31, 2022 increased by 0.3% to RMB70.6 million (US$10.1 million) from RMB70.4 million in the same period of 2021.

Earnings per ADS

Basic earnings per ADS in the six months ended December 31, 2022 was RMB2.52 (US$0.36), compared with RMB2.51 in the same period of 2021.

Diluted earnings per ADS in the six months ended December 31, 2022 was RMB2.43 (US$0.35), compared with RMB2.43 in the same period of 2021.

Each ADS represents two of the Company’s ordinary shares.

Balance Sheet

As of December 31, 2022, the Company had RMB574.9 million (US$82.5 million) in cash, cash equivalents, and restricted cash, compared with RMB660.4 million as of June 30, 2022. The decrease was mainly attributable to cash used in Hywin Health-related acquisitions and a decrease of investors’ deposit in the restricted cash account.

As of December 31, 2022, the company had RMB363.1 million (US$52.1 million) in property and equipment, RMB 109.0 million (US$15.6 million) in intangible assets and RMB 293.1 million (US$42.1 million) in goodwill compared with RMB325.1 million in property and equipment, RMB 33.5 million in intangible assets and RMB 75.2 million in goodwill as of June 30, 2022. The increase was mainly attributable to the consolidation of newly acquired Hywin Health companies.

As of December 31, 2022, the company recorded RMB191.6 million (US$27.5 million) in operating lease right of use as the company adopted the Accounting Standards Update ("ASU”) 2016-02, Lease (Topic 842) to primarily represent various facilities under non-cancelable operating leases expiring within one to ten years.

As of December 31, 2022, the company had RMB21.7 million (US$3.1 million) in deferred tax liability compared with RMB3.4 million as of June 30, 2022, the increase was primarily due to the acquisition of Beijing iLife 3 Technology Co., Ltd.

Recent Developments

On February 22, 2023, Hywin International, a wholly-owned Hong Kong subsidiary of Hywin Holdings, was elected as the Vice Chair of the Hong Kong Limited Partnership Fund Association (HKLPFA), in recognition of Hywin’s intellectual leadership in alternative asset management and its contributions to the Hong Kong-domiciled private equity industry.

On January 9, 2023, Hywin Family Office team was named as one of the “Top 50 China Family Office of the Year” at the 7th Asia Pacific Wealth Forum and won the 2022 International Private and Family Wealth Management Awards from the Wealth Management magazine. The award has set a benchmark for excellence in wealth management in the Asia Pacific region.

On December 14, 2022, Hywin Holdings released its first sustainability report, showcasing its progress and commitment to sustainability over 17 years. The report outlines Hywin's contributions to society, industry, clients, shareholders, and employees, and highlights achievements in corporate governance, societal impact, innovation, client services, and talent development. The report also charts a roadmap for Hywin’s sustainable growth.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on March 23, 2023, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Hywin Holdings First Half of Fiscal Year 2023 Earnings Conference Call

Registration Link:	https://register.vevent.com/register/BIf227d9cab41a4a72bdcaa5618aa99375

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.hywinwealth.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this press release were made at a rate of RMB6.96464 to US$1.00, for figures on the balance sheet as of December 31, 2022, RMB6.96075 to US$1.00 for figures on the income statement for the six months ended December 31, 2022.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focusing on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, other comprehensive financial services, and health management services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. The Company also offers integrated and high-end medical examination and health management services to high-net-worth clients in China, and aims to become a dual-platform serving clients across market cycles and life cycles. For more information, please visit https://ir.hywinwealth.com.

4 China Foreign Exchange Trade System USD/RMB mid-point rate on December 31, 2022.

5 An appropriately weighted average exchange rate for the reporting period.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media contact:

ICR, LLC

Email: HywinPR@icrinc.com

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	6 months ended,	6 months ended,	6 months ended,
	12/31/2021	12/31/2022	12/31/2022
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	855,417	970,157	139,376	13.4%
-Assets management	9,033	16,203	2,328	79.4%
-Hywin Health	-	38,304	5,503	N/A
-Other	16,806	11,320	1,626	(32.6)%
Total Revenue	881,256	1,035,984	148,833	17.6%

Operating Costs and Expenses
-Compensation and benefits	494,127	576,173	82,775	16.6%
-Hywin Health Costs	-	26,152	3,757	N/A
-Share-based compensation	4,020	2,804	403	(30.2)%
-Sales and marketing expenses	174,248	182,553	26,226	4.8%
-General and administrative expenses	120,471	146,243	21,010	21.4%
Total Operating Costs and Expenses	792,866	933,925	134,171	17.8%

Income from operations	88,390	102,059	14,662	15.5%

Other (expenses)/income
-Interest income, net	1,562	549	79	(64.9)%
-Other non-operation income, net	7,837	(4,559)	(655)	(158.2)%
Total Other Income	9,399	(4,010)	(576)	(142.7)%

Income before tax	97,789	98,049	14,086	0.3%
Income tax expense	27,427	27,467	3,946	0.1%
Net income	70,362	70,582	10,140	0.3%

Less: net loss attributable to non-controlling interests	-	2,033	292	N/A
Net income/(loss) attributable to shareholders	70,362	68,549	9,848	(2.6)%

Other comprehensive Income
-Foreign currency translation (loss)/gain	(597)	2,456	353	(511.4)%
Comprehensive Income	69,765	73,038	10,493	4.7%

Profit attributable to shareholders	70,362	70,582	10,140	0.3%

Income per ADS
Income per ADS basic	2.51	2.52	0.36	0.4%
Income per ADS diluted	2.43	2.43	0.35	0.0%

HYWIN HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	6/30/2022	12/31/2022	12/31/2022
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	525,136	535,615	76,905
Restricted cash	135,242	39,297	5,642
Accounts receivable, net	564,374	593,830	85,264
Due from related parties, net	66,103	36,103	5,184
Inventories	-	10,741	1,542
Deposits, prepayments and other current assets	51,204	58,240	8,363
Total Current Assets	1,342,059	1,273,826	182,900

Non-current assets
Property and equipment, net	325,112	363,130	52,139
Long term investment	1,000	1,000	144
Intangible assets, net	33,548	108,969	15,646
Goodwill	75,194	293,123	42,088
Long-term prepayments	5,774	6,311	906
Deferred tax asset	725	725	104
Operating lease right-of-use assets	-	191,588	27,509
Total Non-current Assets	441,353	964,846	138,536
Total Assets	1,783,412	2,238,672	321,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	83,205	93,399	13,411
Accounts payable	-	28,794	4,134
Advance from customers	-	42,381	6,085
Investors’ deposit	132,154	27,457	3,942
Income tax payable	120,151	147,461	21,173
Due to related parties	36,172	36,622	5,258
Borrowings	2,000	-	-
Consideration payable	15,300	-	-
Other payable and accrued liabilities	390,828	472,011	67,773
Operating lease liabilities	-	63,215	9,077
Total Current Liabilities	779,810	911,340	130,853

Non-current liabilities
Commission payable-non current	1,289	1,052	151
Deferred tax liability	3,400	21,693	3,115
Operating lease liabilities, non-current	-	119,975	17,226
Total Non-current Liabilities	4,689	142,720	20,492

Total Liabilities	784,499	1,054,060	151,345

Mezzanine equity
Redeemable noncontrolling interest	30,600	30,600	4,394

Total Mezzanine equity	30,600	30,600	4,394

Shareholders' Equity
Ordinary shares	36	36	5
Additional paid-in capital	510,390	512,508	73,588
Statutory reserves	100,926	128,297	18,421
Accumulated gain	348,503	389,682	55,952
Noncontrolling interest	-	112,575	16,164
Other comprehensive income	8,458	10,914	1,567
Total Shareholders' equity	968,313	1,154,012	165,697
Total Liabilities, Mezzanine equity and Shareholder's equity	1,783,412	2,238,672	321,436